                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934

For the Fiscal Year Ended December 31, 2003

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________

COMMISSION FILE NUMBER 1-3187

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            CENTERPOINT ENERGY, INC.

                              1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm                               Page  1

Financial Statements:

         Statements of Net Assets Available for Plan Benefits, December 31, 2003
         and 2002                                                                     Page  2

         Statement of Changes in Net Assets Available for Plan Benefits for the
         Year Ended December 31, 2003                                                 Page  3

         Notes to Financial Statements                                                Page  4

Supplemental Schedules:

         Schedule H, line 4i-Schedule of Assets (Held at End of Year),
         December 31, 2003                                                            Page 12

         Schedule H, line 4j-Schedule of Reportable Transactions for the Year
         Ended December 31, 2003                                                      Page 13

The following schedules required by the Department of Labor's regulations are omitted due to the absence of conditions under which they are required:

      Schedule of Nonexempt Transactions

      Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

      Schedule of Leases in Default or Classified as Uncollectible

      Schedule of Assets Acquired and Disposed of Within the Plan Year

Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CenterPoint Energy, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the CenterPoint Energy, Inc. Savings Plan (the Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas
June 25, 2004

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                           DECEMBER 31,
                                               ---------------------------------
                                                    2003               2002
                                               --------------     --------------
ASSETS
  Investments                                  $1,141,446,153     $  870,558,504

  Participant loans                                40,956,007         42,834,395

  Receivables:
    Dividends and interest                            458,001            565,842
    Pending investment transactions                        --          1,738,480
    Employer contributions                          9,660,718            101,936
    Participant contributions                       1,173,093            938,283
                                               --------------     --------------
      Total receivables                            11,291,812          3,344,541
                                               --------------     --------------

        Total Assets                            1,193,693,972        916,737,440
                                               --------------     --------------

LIABILITIES
    Interest on ESOP loans from
    Company                                            12,975            196,047

    ESOP loans from Company                         1,344,704         60,953,717

    Other                                             812,812            164,762
                                               --------------     --------------

        Total Liabilities                           2,170,491         61,314,526
                                               --------------     --------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS                                   $1,191,523,481     $  855,422,914
                                               ==============     ==============

                    See Notes to Plan's Financial Statements.

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

INVESTMENT GAIN:
  Dividends                                                     $    23,436,292
  Interest                                                            6,691,174
  Net appreciation of investments                                   258,215,548
                                                                ---------------
    Total investment gain                                           288,343,014
                                                                ---------------

CONTRIBUTIONS:
  Participant contributions                                          46,305,895
  Employer contributions                                             71,323,161
                                                                ---------------
    Total contributions                                             117,629,056
                                                                ---------------

Administrative expenses                                              (1,359,833)

Benefit payments                                                    (67,021,050)

Interest on ESOP loans from Company                                  (1,490,620)
                                                                ---------------

CHANGE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                    336,100,567

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

    BEGINNING OF PERIOD                                             855,422,914
                                                                ---------------

    END OF PERIOD                                               $ 1,191,523,481
                                                                ===============

                    See Notes to Plan's Financial Statements.

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.    BACKGROUND

      CenterPoint Energy, Inc. (CenterPoint Energy or the Company) is a public utility holding company, created on August 31, 2002 as part of a corporate restructuring of Reliant Energy, Incorporated (Reliant Energy) that implemented certain requirements of the Texas electric restructuring law. In December 2000, Reliant Energy transferred a significant portion of its unregulated businesses to Reliant Resources, Inc. (Reliant Resources), which, at the time, was a wholly owned subsidiary of Reliant Energy.

      On September 30, 2002, following Reliant Resources' initial public offering of approximately 20% of its common stock in May 2001, CenterPoint Energy distributed of all of the shares of Reliant Resources common stock owned by CenterPoint Energy to its common shareholders on a pro rata basis (the Reliant Resources Distribution). As a result of the above transactions, CenterPoint Energy is the successor as plan sponsor to the Reliant Energy, Incorporated Savings Plan and has subsequently changed the plan's name to the CenterPoint Energy, Inc. Savings Plan (the Plan).

      CenterPoint Energy also has an approximately 81% ownership interest in Texas Genco Holdings, Inc. (Texas Genco). The Company distributed approximately 19% interest in Texas Genco to existing CenterPoint Energy shareholders on January 6, 2003.

2.    ACCOUNTING POLICIES

      Basis of Accounting

      The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Investment Valuation and Income Recognition

      The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements except for stable value investments that are reflected at book value (see Note 5). The fair value for securities are based on quoted market prices in an active market. Fair value for mutual and institutional funds are determined using net asset value of the each fund as of the financial statement dates. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

      Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the changes therein as well as certain disclosures. Actual results could differ from those estimates.

      Risks and Uncertainties

      The Plan provides for investments in Company common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan's investments.

3.    SUMMARY OF THE PLAN

      Description of the Plan

      The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any discrepancy between this summary and the Plan document, the Plan's provisions will control.

      General

      The Plan is a defined contribution plan covering all employees of the Company and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) building trades workers under a construction industry collective bargaining agreement, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no U.S. sourced income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Contributions

      Active Participants may contribute up to 16% of eligible compensation, as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax contribution up to a total amount of $2,000 for 2003. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, 403(b) annuity plans, 457 governmental plans or conduit Individual Retirement Accounts that have been holding a distribution from a qualified plan. Participants direct their contributions into the various investment options offered by the Plan.

      In general, the employer matching contribution is 75% on the first 6% of eligible compensation that the Participant contributes into the Plan. Additional discretionary matching contributions may be made of up to 50% on the first 6% of eligible compensation that the Participant contributes to the Plan. Substantially all employer matching contributions are initially made in the employer stock ownership component of the Plan
      (ESOP) and are fully vested at all times.

      Participants may elect to invest all or a portion of their contributions to the Plan in Company common stock fund. In addition, Participants may elect to have dividends paid on their investment in Company common stock either reinvested in the Company stock fund or paid to them in cash, and they can transfer all or part of their investment in Company common stock fund to the other investment options offered by the Plan with the exception of the Reliant Resources and Texas Genco common stock fund.

      During March 2004, discretionary contributions of $15 million were made to Participant accounts for plan year 2003. Discretionary contributions of $9 million satisfied in cash are accrued as a contribution receivable. However, discretionary contributions of $6 million satisfied through the ESOP are accrued in the financial statements for the year ended December 31, 2003 but are treated as a reclassification between the Unallocated and Allocated ESOP (as defined below).

      Contributions are subject to certain limitations.

      Investment Options

      The Plan offered the following investment funds (Funds):

      -     Company Common Stock Fund

      -     Large Company Growth Fund

      -     Large Company Value Fund

      -     International Equity Fund

      -     Balanced Fund

      -     Fixed Income Fund

      -     Stable Value Fund

      -     S&P 500 Index Fund

      -     Mid-Sized and Small Company Fund

      -     Reliant Resources Common Stock Fund (see Note 1)

      -     Texas Genco Common Stock Fund (see Note 1)

      Upon enrollment in the Plan, Participants may direct contributions (as permitted), in 1% increments, in any of the investment options, except for the Reliant Resources and Texas Genco Common Stock Funds which are closed to new contributions. Participants should refer to the Plan prospectus for a detailed description of each investment fund.

      Employee Stock Ownership Plan

      The Plan includes an ESOP, which contains Company stock, a portion of which is encumbered by a loan. The ESOP is the primary funding mechanism for the employer contributions to the Plan. In connection with the ESOP, the Company was a party to an ESOP Trust Agreement between the Company and State Street Bank (Prior ESOP Trustee). The Prior ESOP Trustee purchased shares of the Company's common stock in open market transactions with funds provided by loans (Loans) from the Company. The Prior ESOP Trustee completed the purchases of shares of the Company's common stock in December 1991 after purchasing 18,762,184 shares at a cost of $350 million. At December 31, 2003 and 2002, the total balance of the Loans was $1 million and $61 million, respectively. The Loans bear interest at a fixed rate of 9.783% and must be repaid in full by January 2, 2011. Accrued interest on the Loans was less than $200,000 at December 31, 2003 and 2002. At December 31, 2003 and 2002, the fair value of the ESOP Loans including accrued interest was $1 million and $44 million, respectively. Fair value is estimated based on the present value of required principal and interest payments revalued at current interest rates using the formula specified in the Loans agreement to establish the fixed rate. For the purposes of estimating the ESOP Loans fair value, the principal and interest payments are reflected during 2011 in accordance with the ESOP Loans repayment schedule.

      The Company makes periodic cash contributions (ESOP Contributions) to the portion of the ESOP trust that has not been allocated to Participants (Unallocated ESOP). The ESOP Contributions and the dividend income from the Unallocated ESOP may be used to pay principal and interest on the Loans. Principal and interest on the Loans may also be paid from dividend income on the portion of the ESOP trust that has been allocated to Participants (Allocated ESOP) and is subject to dividend reinvestment.

      As debt service payments on the Loans are made, the Company releases shares of common stock from the pledge securing the Loans and such shares are available for allocation to Participants' accounts in satisfaction of employer contributions and dividend income attributable to shares in the Allocated ESOP. Unallocated ESOP stock serves as collateral for the Loans. All released shares must be allocated to Participants' accounts by year-end. No allocated shares serve as collateral for the Loans.

      In addition to the ESOP Contributions, the Company may elect to make employer contributions to the Allocated ESOP in the form of cash, which may be used to purchase shares of the Company's common stock in the open market. Dividend income received on shares of the Allocated ESOP purchased in the open market are not available for debt service payments.

      In March 2004, the Plan repaid all outstanding principal and interest related to the ESOP Loans and allocated the remaining Unallocated ESOP shares to Participant accounts. As a result, future employer contributions will be made in the form of cash, which will be initially invested in the employer stock ownership component of the Plan (ESOP).

      Participant Accounts

      Individual accounts are maintained for each Participant. Each Participant's account is credited with the Participant's contributions and with allocations of the Company contributions and Plan earnings. Each Participant's account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.

      Vesting and Forfeitures

      Effective May 6, 2002, Participants become vested immediately in all contributions plus actual earnings thereon. As a result, forfeited nonvested accounts no longer exist. During 2003, approximately $2 million of forfeited nonvested accounts (i.e., forfeited prior to May 6, 2002) were used to reduce employer contributions.

      Participant Loans

      A Participant may borrow against their vested account balances. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant's vested account balance under the Plan.

      The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loans are made. Loans may be repaid over a period of up to five years and are subject to a $25 origination fee. The minimum loan amount is $500. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from
      (to) the Participant loans fund.

      Payment of Benefits

      Upon termination, a Participant whose account exceeds $5,000 may elect upon written request at any time to receive distribution of their Plan account in a single lump sum payment or fixed monthly, quarterly, semi-annually or annual installments over a period of 10 years or less. The Participant may have the above selected distribution option paid in the form of cash, Company, Reliant Resources or Texas Genco common stock or a combination of both.

      Generally, to the extent a Participant has not requested a distribution by the time he reaches age 70-1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the Internal Revenue Code of 1986, as amended (Code). Immediate lump sum distributions are made for accounts which do not exceed $5,000.

      A Participant who is under age 59-1/2 may make a withdrawal from amounts attributable to their after-tax contributions and, if applicable, their rollover contributions in the Plan and associated earnings. A Participant who is under age 59-1/2 and has less than five years of service who withdraws matched after-tax contributions will be suspended from Plan participation for six months.

      A Participant who is age 59-1/2 or older may make unlimited withdrawals from their pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and the associated earnings.

      Administration

      The assets of the Plan are held in trust by The Northern Trust Company (Trustee). ADP Retirement Services is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the plan administrator. The Committee retains an independent investment consultant to provide investment advice with respect to the Funds. The fees charged by the Trustee and the investment consultant are paid by the Trustee out of the Funds.

      Termination of the Plan

      Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

4.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets available for plan benefits.

                                                                               DECEMBER 31,
                                                                      ---------------------------
                                                                          2003           2002
                                                                      ------------   ------------
Company common stock, 34,749,760 and 32,099,870 shares,
  respectively (see Note 1)                                           $336,725,174   $272,848,895
Reliant Resources common stock, 15,277,399 and 18,379,761 shares
  (see Note 1)                                                         112,441,657     58,815,235
Barclays Global Investors Equity Index Fund, 5,212,017 and
  4,771,807 shares, respectively                                        80,056,574     56,975,372
PIMCO Total Return Fund, 8,556,526 and 8,940,412 shares,
  respectively                                                          91,640,394     95,394,193
Northern Trust Collective Short-term Investment Fund, 8,960,608 and
  122,256,087 shares, respectively                                       8,960,608    122,256,087

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual and institutional funds                              $ 97,637,812
Company common stock (see Note 8)                             58,465,758
Texas Genco common stock (see Note 8)                         33,026,567
Reliant Resources common stock                                69,085,411
                                                            ------------
                                                            $258,215,548
                                                            ============

      As detailed above, the Plan has significant holdings of Company, Texas Genco and Reliant Resources common stock. As a result, the values of the Plan's investments are materially impacted by the price of these securities.

5.    STABLE VALUE FUND

      Effective February 28, 2003, the money market fund was replaced by a new Stable Value Fund and thus the underlying investments were changed to include synthetic guaranteed investment contracts as well as short and intermediate-term fixed income investments. The contract value and fair value of the fund were $106,640,276 and $106,339,287, respectively as of December 31, 2003. Total interest income of the Stable Value Fund totaled $3,799,126 for the year ended December 31, 2003.

      The crediting interest rates ranged from 3.5% to 4.3% for the year ended December 31, 2003. The fund's blended rate of return was 3.1% in 2003.

      The crediting rates for synthetic contracts are reset quarterly and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio value, current yield to maturity, duration, and market value relative to the synthetic contract's book value.

6.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets available for plan benefits relating to nonparticipant-directed investments are as follows:

                                        DECEMBER 31, 2003                              DECEMBER 31, 2002
                           -------------------------------------------   -------------------------------------------
                            ALLOCATED      UNALLOCATED                    ALLOCATED      UNALLOCATED
                               ESOP            ESOP          OTHER           ESOP           ESOP             OTHER
ASSETS
Cash                       $         --    $     6,555    $     37,520   $         --   $         --       $      --
Company common stock        126,714,197      8,832,890              --     74,245,885     41,782,405              --
Short-term investment
  funds in common or
  collective trusts           3,313,133         25,052         130,222      1,809,896             --          54,275

Receivables:
Dividends and interest            2,604              4             451          2,571            253           5,125
Employer contributions
  in cash                     9,660,718             --              --        101,936             --              --
Employer contributions
  in ESOP stock               6,241,513     (6,241,513)             --     15,688,071    (15,688,071)             --
                           -------------   -----------    ------------   ------------   ------------       ---------
  Total receivables          15,904,835     (6,241,509)            451     15,792,578    (15,687,818)          5,125
                           -------------   -----------    ------------   ------------   ------------       ---------
     Total Assets           145,932,165      2,622,988         168,193     91,848,359     26,094,587          59,400
                           -------------   -----------    ------------   ------------   ------------       ---------

LIABILITIES
Interest on ESOP loans
  from Company                       --         12,975              --             --        196,047              --
ESOP loans from Company              --      1,344,704              --             --     60,953,717              --
Other                             6,202             --              --          5,503             --              --
                           -------------   -----------    ------------   ------------   ------------       ---------
     Total Liabilities            6,202      1,357,679              --          5,503     61,149,764              --
                           -------------   -----------    ------------   ------------   ------------       ---------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS            $ 145,925,963   $ 1,265,309    $    168,193   $ 91,842,856   $(35,055,177)      $  59,400
                           =============   ===========    ============   ============   ============       =========

      Information about the changes in net assets available for plan benefits relating to nonparticipant-directed investments for the year ended December 31, 2003 are as follows:

                                                            UNALLOCATED
                                          ALLOCATED ESOP       ESOP             OTHER
INVESTMENT GAIN (LOSS):
Dividends                                 $   4,700,463    $     859,502    $      37,550
Interest                                         29,648              841            5,550
Net appreciation (depreciation)
  of investments                             23,778,035        3,272,577         (107,587)
                                          -------------    -------------    -------------
  Total investment gain (loss)               28,508,146        4,132,920          (64,487)
                                          -------------    -------------    -------------

CONTRIBUTIONS:
Participant contributions                            --               --          453,180
Employer contributions                       12,305,550       60,453,689               --
Allocation of ESOP stock                     26,469,039      (26,469,039)              --
                                          -------------    -------------    -------------
  Total contributions                        38,774,589       33,984,650          453,180
                                          -------------    -------------    -------------

Administrative expenses                            (699)        (198,908)      (1,140,759)
Benefit payments                             (3,937,857)              --         (343,268)
Interest on ESOP loans from
Company                                              --       (1,490,620)              --
Fund transfers                               (9,261,072)        (107,556)       1,204,127
                                          -------------    -------------    -------------
CHANGE IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                          54,083,107       36,320,486          108,793

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  BEGINNING OF PERIOD                        91,842,856      (35,055,177)          59,400
                                          -------------    -------------    -------------
  END OF PERIOD                           $ 145,925,963    $   1,265,309    $     168,193
                                          =============    =============    =============

      The following presents nonparticipant-directed investments that represent 5 percent or more of the Plan's net assets available for plan benefits.

                                                                      DECEMBER 31,
                                                           --------------------------------
                                                                2003               2002
                                                           -------------      -------------
Company common stock, 13,988,348 and 13,650,387 shares,
 respectively                                              $ 135,547,087      $ 116,028,290

7.    TAX STATUS

      The Internal Revenue Service (IRS) has determined and informed the Company by letter dated April 2, 2001 that the Plan, as amended and restated effective April 1, 1999 and as thereafter amended, was qualified and the trust fund established is tax-exempt under the appropriate sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the plan sponsor's counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the Code.

8.    RELATED PARTY TRANSACTIONS

      During 2003, the Plan purchased and sold shares of the Company's common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

                                                              2003
                                                          -------------
Purchases   Company common stock                          $  68,744,864
            Texas Genco common stock                          1,282,586
            Northern Trust collective short-term
               investment fund                              341,473,477

Sales       Company common stock                          $  45,612,236
            Texas Genco common stock                         15,109,982
            Northern Trust collective short-term
               investment fund                              454,768,938

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN

                               SCHEDULE H, LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2003

(a)  (b) IDENTITY OF ISSUE, BORROWER,   (c) DESCRIPTION OF INVESTMENT INCLUDING       (d) COST       (e) CURRENT
                   LESSOR                    MATURITY DATE, RATE OF INTEREST,                            VALUE
              OR SIMILAR PARTY                      COLLATERAL, PAR
                                                   OR MATURITY VALUE
                                        Cash                                        $    1,044,075   $    1,044,075

     Barclays Global Investors          Barclays Global Investors  Equity Index
                                        Fund                                            82,954,680       80,056,574
     Barclays Global Investors          Barclays Global Investors Russell 1000
                                        Growth Index Fund                               28,583,155       31,398,092
     Barclays Global Investors          Barclays Global Investors Russell 1000
                                        Value Index Fund                                22,817,916       27,190,049
     Barclays Global Investors          Barclays Global Investors Russell 2000
                                        Index Fund                                      12,342,958       13,786,310
     Capital Guardian                   Capital Guardian International (Non-U.S.)
                                        Equity Fund                                     28,454,915       31,269,904
     Capital Guardian                   Capital Guardian U.S. Small Capitalization
                                        Fund                                            14,304,166       14,704,372
 *   CenterPoint Energy, Inc.           CenterPoint Energy, Inc. Common Stock          439,136,576      336,725,174
     ICAP                               ICAP Mutual Fund Equity Portfolio               34,449,616       36,897,838
     Janus                              Janus Fund                                      72,791,370       44,198,107
     Jennison                           Jennison Institutional Growth Equity Fund       84,954,742       55,019,770
     Lazard                             Lazard International Equity Portfolio           15,525,247       13,400,563
     Loomis Sayles                      Loomis Sayles Fixed Income Fund                 41,302,769       47,708,985
 *   Northern Trust                     Northern Trust Collective Short-term
                                        Investment Fund                                  8,960,608        8,960,608
     PIMCO                              PIMCO Total Return Fund                         91,076,211       91,640,394
     Reliant Resources, Inc             Reliant Resources, Inc. Common Stock            47,227,168      112,441,657
     SEI                                SEI Stable Asset Fund                           36,590,688       36,590,688
     Selected American Shares Fund      Selected American Shares Fund                   52,895,513       48,708,261
     State Street                       Synthetic GIC, Interest Rate 3.31%              34,419,325       34,419,325
     Transamerica                       Synthetic GIC, Interest Rate 3.30%              34,421,122       34,421,122
 *   Texas Genco Holdings, Inc.         Texas Genco Holdings, Inc. Common Stock         17,902,041       34,144,370
     Turner                             Turner Mid-Cap Growth Fund                       6,968,934        6,719,915
                                                                                    --------------   --------------

     Total Plan Investments                                                         $1,209,123,795   $1,141,446,153
                                                                                    ==============   ==============

 *   Various Participants               Participant Loans, Interest Rate 4.00%-
                                        8.75%                                       $   40,956,007   $   40,956,007
                                                                                    ==============   ==============

* Party in interest

                      CENTERPOINT ENERGY, INC. SAVINGS PLAN

                               SCHEDULE H, LINE 4j
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

 (a) IDENTITY     (b) DESCRIPTION OF ASSET        (c)    (d) SELLING  (e) LEASE     (f)       (g) COST OF  (h) CURRENT   (i) NET
      OF             (INCLUDE INTEREST         PURCHASE      PRICE       RENTAL   EXPENSE        ASSET       VALUE OF    GAIN OR
PARTY INVOLVED  RATE AND MATURITY IN CASE OF     PRICE                            INCURRED                   ASSET ON    (LOSS)
                         A LOAN)                                                    WITH                   TRANSACTION
                                                                                 TRANSACTION                  DATE
SINGLE TRANSACTIONS
SEI             SEI Stable Asset Fund        $ 57,000,000 $         --     $--       $--     $ 57,000,000 $ 57,000,000 $         --
Northern Trust  Northern Trust Collective
                Short-term Investment Fund *           --  114,141,285      --        --      114,141,285  114,141,285           --

SERIES OF TRANSACTIONS
Barclays Global Barclays Global Investors
Investors       Equity Index Fund              27,001,853           --      --        --       27,001,853   27,001,853           --
Barclays Global Barclays Global Investors
Investors       Equity Index Fund                      --   20,400,784      --        --       23,243,344  20,400,784    (2,842,560)
CenterPoint     CenterPoint Energy, Inc.
Energy, Inc.    Common Stock *                 68,744,864           --      --        --       68,744,864   68,744,864           --
CenterPoint     CenterPoint Energy, Inc.
Energy, Inc.    Common Stock *                         --   45,612,236      --        --       68,745,763   45,612,236  (23,133,527)
PIMCO           PIMCO Total Return Fund        48,539,563           --      --        --       48,539,563   48,539,563           --
PIMCO           PIMCO Total Return Fund                --   52,935,993      --        --       52,144,167   52,935,993      791,826
SEI             SEI Stable Asset Fund          78,440,688           --      --        --       78,440,688   78,440,688           --
SEI             SEI Stable Asset Fund                  --   41,850,000      --        --       41,850,000   41,850,000           --

*     Party in interest

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              CENTERPOINT ENERGY, INC. SAVINGS PLAN

                              By /S/ STEPHEN C. SCHAEFFER
                                 ------------------------
                                 (Stephen C. Schaeffer, Chairman of the Benefits Committee of CenterPoint Energy, Inc., Plan Administrator)

June 28, 2004

                                 Exhibit Index

23.1     Consent of Deloitte & Touche LLP